Royal Caribbean Cruises Ltd.
1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

May 3, 2016

VIA EDGAR AND OVERNIGHT MAIL

Ms. Anne Nguyen Parker
Assistant Director, Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549-3561

RE:      Royal Caribbean Cruises Ltd.
Form 10-K
Filed February 22, 2016
File No. 001-11884

Dear Ms. Parker:

I am writing this letter to confirm our conversation earlier today with Ms. Sarmento regarding Royal Caribbean Cruises Ltd.'s (the “Company”) response to the comment letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated April 19, 2016 regarding the above-referenced filing.  As discussed, the Company is finalizing and intends to file its response to the Staff’s comment letter by May 6, 2016.

If you have any questions regarding the foregoing, please feel free to contact me at (305) 539-6631.

Very truly yours,

/s/ Bradley H. Stein

Bradley H. Stein
Senior Vice President, General Counsel

cc:	Ada D. Sarmento, Securities and Exchange Commission Jason T. Liberty, Royal Caribbean Cruises Ltd.
Henry L. Pujol, Royal Caribbean Cruises Ltd.